UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 23, 2024

Joshua Goldstein
General Counsel and Secretary
Masterworks Vault 10, LLC
225 Liberty Street, 29th Floor
New York, New York 10281

Re: Masterworks Vault 10, LLC
Amendment No. 5 to Offering Statement on Form 1-A
Filed November 7, 2024
File No. 024-12323

Dear Joshua Goldstein:

We have reviewed your amended offering statement and have the following comment(s).

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 28, 2024 letter.

Amendment No. 5 to Offering Statement on Form 1-A

Cover Page

1. Your disclosure of the "Price to Public" on the offering circular cover page differs from the disclosure on page 5 under "Determination of Offering Price." Explain why.
2. Revise your offering circular cover page to distinguish between the rights, especially voting rights, available to the Class A shares as compared to the Class B and C shares.
3. Identify the ATS upon which you expect secondary sales for the Class A shares will be made available.
4. Clarify the purpose and function of the online investment platform owned by your affiliate that allows for investors to acquire ownership "in special purpose companies that invest in distinct Artworks or a collection of Artworks." Clarify whether these

investment opportunities are in solely Masterworks entities. Explain what you mean on page 25 where you indicate that investors can execute trades in shares issued by Masterworks issuers when you also state that investors can post live bids and offers that are settled by a Settling Broker.

Incorporation of Certain Information by Reference, page v

5. Please also include a balance sheet as of the end of the preceding fiscal year (i.e., December 31, 2023) in your future Forms 1-SA. An interim balance sheet as of the end of the corresponding six-month interim period of the preceding fiscal year (i.e., June 30, 2023) need not be provided unless necessary for an understanding of the impact of seasonal fluctuations on the issuer's financial condition. Refer to Item 3(a) of Form 1-SA.

6. General Instruction III(a)(2)(B) of Form 1-A requires that the issuer make any financial statement information that is incorporated by reference readily available and accessible on a website maintained by or for the issuer. Please revise to disclose the website which satisfies this incorporation by reference requirement.

Questions and Answers About this Offering
Q: Will this Offering and the Restructuring Transactions have a tax impact on U.S. investors, page vi

7. We note your disclosure that "we do not believe these transactions will have any tax impact on U.S. investors." Please revise to discuss in greater detail the basis for this conclusion. In this regard, we note that the offering and restructuring transactions contemplate a number of steps which will affect Predecessor Issuer shareholders security holdings, i.e. a distribution of a new security and the dissolution and extinguishment of an old security.

Series Offering Table, page 1

8. Please revise the table to include an additional column to identify the applicable "Artwork" owned by each series.

The Restructuring Transactions, page 2

9. We note your disclosure about the "Distribution" and that you describe it as occurring after this "Offering," but you also acknowledge "the interconnectedness between the Offering and th[e] Restructuring Transactions." Please ensure your offering statement includes sufficient disclosure to explain how the Class A shares will be offered and sold to the shareholders of the Predecessor Issuers and any other additional disclosure that is needed to provide clarity to investors with respect to this transaction structure as required by Rule 252(a). Also, we note that you state that you will "notify all existing shareholders of these transactions prior to the consummation of this offering by electronic communications or via the Masterworks Platform." Tell us what communications you intend to provide to such shareholders, if not this or a separate offering circular, and how you intend to identify or fix the population of shareholders participating in the exchange offer, such as by setting a record date.

10. Disclose the consideration given for the Asset Contribution to you from each Predecessor Issuer. If no such consideration will be given, please clearly state so in your offering statement.

11. We note your response to comment 1 in our letter dated August 28, 2024. Please revise your disclosure in the offering statement to provide an explanation of how a dissolution can be effectuated once the assets are distributed, as you do in your response.

Determination of Offering Price, page 5

12. We note your disclosure that "for purposes of ensuring compliance with the $75 million offering size limitation applicable to Tier 2 offerings, we have assumed the aggregate offering size is equal to the total number of Class A shares offered hereby, multiplied by $20.00, which is the value ascribed to each Class A share offered and sold in each Predecessor Issuer's initial offering." Please advise why you used the initial offering price of $20.00 per share to calculate the aggregate offering size rather than the value of the consideration to be received in these interconnected transactions as established by bona fide sales of that consideration made within a reasonable time, or, in the absence of sales, on the fair value as determined by an accepted standard. Refer to Rule 251(a) of the Securities Act of 1933 and the note to paragraph (a) thereto. In this regard, we note that prior amendments contemplated using the net asset value per Class A share as of the most recent practicable date.

The Formation and Restructuring Transactions, page 14

13. For each new series, please provide a detailed post-offering and restructuring chart (or detailed table) which specifically details and quantifies the post-offering capital structure of each series (i.e. Class A ordinary shares, Class A preferred shares (if applicable), Class B shares and Class C shares). In this regard, the included charts are generic and are not specific to the actual series which are being offered pursuant to this offering circular.

Description of Business
Our Series LLC and Offering Structure, page 17

14. You disclose that each segregated portfolio will be treated as a consolidated subsidiary for accounting purposes. Please tell us in detail how each segregated portfolio meets the requirements for consolidation. Also, tell us whether each segregated portfolio is a variable interest entity and explain in detail how you reached your conclusions. Refer to ASC 810.

Description of Shares
Masterworks Cayman Segregated Portfolio Capitalization and Distributions
Summary of Masterworks Vault 10, LLC Operating Agreement, page 32

15. Please tell us and disclose which Predecessor Issuer Agreements call for the issuance of Management Fee Shares to the Administrator in the form of Class A preferred shares and/or SPC preferred shares. Please also tell us and disclose how you account for the Class A preferred shares and SPC preferred shares in the financial statements of each entity presented, including your consideration of the $20 per share liquidation preference over the Class A ordinary shares and SPC ordinary shares. Also, tell us the GAAP literature you are relying upon and explain how you apply it. Also, revise your before and after structure disclosures on pages 14 through 16 and elsewhere throughout the document to present and discuss Series/Portfolios with Management Fee Shares issued to the Administrator as Class A preferred shares and SPC preferred shares separately from those issued to the Administrator as SPC ordinary shares.

Unaudited Pro Forma Combined Financial Statements, page F-2

16. Please revise your pro forma financial information to include separate columns for:
- Masterworks Vault 10, LLC (historical),
- each Predecessor Issuer (historical),
- pro forma adjustments (i.e., Restructuring Transactions and other adjustments) and
- pro forma totals.

All pro forma adjustments should be described in footnotes to the pro forma financial information. Any changes in capital structure (historical versus pro forma) should also be transparent in the pro forma financial information. Refer to paragraph (b)(7)(iv) of Part F/S to Form 1-A, Rule 8-05 of Regulation S-X and Article 11 of Regulation S-X.

Index to Exhibits, page II-1

17. Please make arrangements with the auditor of each Predecessor Issuer to include their consent to the use of each audit report incorporated by reference into this offering statement. Refer to paragraph 11 in Item 17 of Part III to Form 1-A.

Please contact Scott Stringer at 202-551-3272 or Rufus Decker at 202-551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Alyssa Wall at 202-551-8106 or Donald Field at 202-551-3680 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services